Exhibit 99.1

Cellebrite Announces First-Quarter 2023 Results

Revenue of $71.2 million, 14% year-over-year increase due primarily to

27% growth in subscription revenue;

ARR of $261.3 million, up 30% year-over-year;

Adjusted EBITDA of $7.3 million, 10.3% adjusted EBITDA margin

PETAH TIKVA, ISRAEL, and TYSONS CORNER, VA, May 10, 2023 – Cellebrite (NASDAQ: CLBT), a global leader in Digital Intelligence (“DI”) solutions for the public and private sectors, today announced financial results for the three months ending March 31, 2023.

“Our first-quarter results demonstrate that we are off to a strong start in 2023 as we work closely with our customers to help them modernize their investigative workflows,” said Yossi Carmil, Cellebrite’s CEO. “During the quarter, we made tangible progress with key strategic initiatives aimed at advancing innovation by delivering important breakthroughs with our Collect and Review capabilities. It is gratifying to see customers increasingly turn to Cellebrite for our powerful digital intelligence software solutions, which is translating into higher usage of our Collect and Review solutions and increasing traction for additional growth engines such as our Investigative Analytics and our Case and Evidence Management offerings. As a result, we move forward with solid momentum in a healthy marketplace, which is reflected in our ARR and NRR metrics. With a strong first quarter behind us and attractive opportunities ahead, we believe that we are on track to achieve our original FY23 financial targets.”

First-Quarter 2023 Financial Highlights

●	Revenue of $71.2 million, up 14% year-over-year

●	Subscription revenue of $61.3 million, up 27% year-over-year

●	Annual Recurring Revenue (ARR) of $261.3 million, up 30% year-over-year

●	Recurring revenue dollar-based net retention rate (NRR) of 128%

●	GAAP gross profit and gross margin of $58.8 million and 82.6%, respectively; Non-GAAP gross profit and gross profit margin of $59.2 million and 83.1%, respectively

●	GAAP net loss of $40.6 million; Non-GAAP net income of $6.9 million

●	GAAP diluted net loss per share of $(0.21); Non-GAAP diluted EPS of $0.03

●	Adjusted EBITDA and adjusted EBITDA margin of $7.3 million and 10.3%, respectively

First-Quarter 2023 and Recent Digital Intelligence Highlights

●	Closed 21 large deals in the first quarter, each valued at $500,000 or more. Notable deals included:

o	A large national agency in Latin America expanded its Premium licensing, added Guardian and Pathfinder, and became the first customer in this region to integrate cryptocurrency data and insights within its Cellebrite DI solutions. This customer’s ARR increased by a factor of 13x to $1.6 million.

o	Two police departments serving mid-sized U.S. cities added Premium to support their digital forensic labs and began deploying Pathfinder to accelerate their investigations and Guardian to securely share digital evidence among examiners, investigators and prosecutors. ARR for one of these customers quadrupled to nearly $600,000 and ARR for the other customer increased by over 10x to just under $300,000.

o	A specialist intelligence agency in Western Europe upgraded its digital intelligence collection capabilities by expanding its use of Premium ES nationwide while also renewing the licenses for other Collect & Review offerings. As a result, this customer’s ARR increased by over 60% to $1.2 million.

●	Launched Pathfinder X, an elevated suite of artificial intelligence (AI)-enabled investigative analytics for digital evidence that helps law enforcement agencies resolve cases faster and more efficiently. New Pathfinder X features include cloud deployment options on AWS and Azure virtual private cloud, a deployment format optimal for geographically dispersed teams and a new user management system.

●	Announced integration between Cellebrite’s LegalView Physical Analyzer and Relativity’s RelativityOne, bringing more ease and speed to corporate investigations in the private sector.

●	Received Frost & Sullivan’s 2022 North American Customer Value Leadership Award for its digital intelligence solutions.

Supplemental financial information can be found on the Investor Relations section of our website at https://investors.cellebrite.com/financial-information/quarterly-results.

Financial Outlook

“Having largely completed our transition to subscription software, we are starting to see our subscription software and ARR growth rates converge, which is consistent with our prior expectations,” said Dana Gerner, Chief Financial Officer of Cellebrite. “Looking ahead, we anticipate continued success in increasing wallet share from existing customers and further expanding our global customer base with new logo wins. Based on our results to date and the opportunities we see to drive top-line growth, in combination with our prudent spending plans, Cellebrite is well positioned to drive improved year-over-year profitability and strong free cash flow over the coming quarters. We reiterate our full-year 2023 guidance”.

●	Full year 2023 revenue is expected to be between $305 and $315 million, representing 13-16% year-over-year growth.

●	December 2023 ARR is expected to be between $300 and $310 million, representing 21-25% year-over-year growth.

●	Full year 2023 adjusted EBITDA is expected to be between $35.0 and $40.0 million, representing 11-13% margin.

Conference Call Information

Cellebrite will host a live conference call and webcast later this morning to review the Company’s financial results for the first quarter of 2023 and discuss its full-year 2023 outlook. Pertinent details include:

Date:	Wednesday, May 10, 2023
Time:	8:30 a.m. ET
Call-In Number:	203-518-9814
Conference ID:	CLBTQ123
Event URL:	https://investors.cellebrite.com/events/event-details/cellebrite-q1-23-earnings
Webcast URL:	https://edge.media-server.com/mmc/p/u58372yq

In conjunction with the conference call and webcast, historical financial tables and supplemental data will be available on the quarterly results section of Company’s investor relations website at https://investors.cellebrite.com/financial-information/quarterly-results. A transcript of the call will be added to this page along with access to the replay of the call later in the day.

Non-GAAP Financial Information

This press release includes non-GAAP financial measures. Cellebrite believes that the use of non-GAAP net income, non-GAAP operating income and Adjusted EBITDA is helpful to investors. These measures, which the Company refers to as our non-GAAP financial measures, are not prepared in accordance with GAAP.

The Company believes that the non-GAAP financial measures provide a more meaningful comparison of its operational performance from period to period, and offer investors and management greater visibility to the underlying performance of its business. Mainly:

●	Share-based compensation expenses utilize varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expenses;

●

Acquired intangible assets are valued at the time of acquisition and are amortized over an estimated useful life after the acquisition, and acquisition-related expenses are unrelated to current operations and neither are comparable to the prior period nor predictive of future results;

●	To the extent that the above adjustments have an effect on tax (income) expense, such an effect is excluded in the non-GAAP adjustment to net income;

●	Tax expense, depreciation and amortization expense vary for many reasons that are often unrelated to our underlying performance and make period-to-period comparisons more challenging; and

●	Financial instruments are remeasured according to GAAP and vary for many reasons that are often unrelated to the Company’s current operations and affect financial income.

Each of our non-GAAP financial measures is an important tool for financial and operational decision making and for evaluating our own operating results over different periods of time. The non-GAAP financial measures do not represent our financial performance under U.S. GAAP and should not be considered as alternatives to operating income or net income or any other performance measures derived in accordance with GAAP. Non-GAAP measures should not be considered in isolated from, or as an alternative to, financial measures determined in accordance with GAAP. Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with GAAP, and exclude expenses that may have a material impact on our reported financial results. Further, share-based compensation expense has been, and will continue to be for the foreseeable future, significant recurring expenses in our business and an important part of the compensation provided to our employees. In addition, the amortization of intangible assets is expected recurring expense over the estimated useful life of the underlying intangible asset and acquisition-related expenses will be incurred to the extent acquisitions are made in the future. Furthermore, foreign exchange rates may fluctuate from one period to another, and the Company does not estimate movements in foreign currencies.

A reconciliation of each of these non-GAAP financial measures to their most comparable GAAP measure is set forth in a table included at the end of this press release, which is also available on our website at https://investors.cellebrite.com.

In regard to forward-looking non-GAAP guidance, we are not able to reconcile the forward-looking Adjusted EBITDA measure to the closest corresponding GAAP measure without unreasonable efforts because we are unable to predict the ultimate outcome of certain significant items including, but not limited to, fair value movements, share-based payments for future awards, tax expense, depreciation and amortization expense, and certain financing and tax items.

Key Performance Indicators

This press release also includes key performance indicators, including annual recurring revenue and dollar-based retention rate.

Annual recurring revenue (“ARR”) is defined as the annualized value of active term-based subscription license contracts and maintenance contracts related to perpetual licenses in effect at the end of that period. Subscription license contracts and maintenance contracts for perpetual licenses are annualized by multiplying the revenue of the last month of the period by 12. The annualized value of contracts is a legal and contractual determination made by assessing the contractual terms with our customers. The annualized value of maintenance contracts is not determined by reference to historical revenue, deferred revenue or any other GAAP financial measure over any period. ARR is not a forecast of future revenues, which can be impacted by contract start and end dates and renewal rates.

Dollar-based net retention rate (“NRR”) is calculated by dividing customer recurring revenue by base revenue. We define base revenue as recurring revenue we recognized from all customers with a valid license at the last quarter of the previous year period, during the four quarters ended one year prior to the date of measurement. We define our customer revenue as the recurring revenue we recognized during the four quarters ended on the date of measurement from the same customer base included in our measure of base revenue, including recurring revenue resulting from additional sales to those customers.

About Cellebrite

Cellebrite’s (NASDAQ: CLBT) mission is to enable its customers to protect and save lives, accelerate justice, and preserve privacy in communities around the world. We are a global leader in Digital Intelligence solutions for the public and private sectors, empowering organizations in mastering the complexities of legally sanctioned digital investigations by streamlining intelligence processes. Trusted by thousands of leading agencies and companies worldwide, Cellebrite’s Digital Intelligence platform and solutions transform how customers collect, review, analyze and manage data in legally sanctioned investigations. To learn more, visit us at www.cellebrite.com and https://investors.cellebrite.com.

Note: References to our website and the websites of third parties mentioned in this press release are inactive textual references only, and information contained therein or connected thereto is not incorporated into this press release.

Caution Regarding Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “will,” “appear,” “approximate,” “foresee,” “might,” “possible,” “potential,” “believe,” “could,” “predict,” “should,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include estimated financial information for fiscal year 2023 and certain statements related to being on track to achieve our original FY23 financial targets, being well positioned to drive improved year-over-year profitability and strong free cash flow over the coming quarters, and reiterating our full-year 2023 guidance. Such forward-looking statements including those with respect to 2023 revenue and annual recurring revenue, profitability and earnings as well as commentary associated with future performance, strategies, prospects, and other aspects of Cellebrite’s business are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: Cellebrite’s ability to keep pace with technological advances and evolving industry standards; Cellebrite’s material dependence on the purchase, acceptance and use of its solutions by law enforcement and government agencies; real or perceived errors, failures, defects or bugs in Cellebrite’s DI solutions; Cellebrite’s failure to maintain the productivity of sales and marketing personnel, including relating to hiring, integrating and retaining personnel; intense competition in all of Cellebrite’s markets; the inadvertent or deliberate misuse of Cellebrite’s solutions; failure to manage its growth effectively; Cellebrite’s ability to introduce new solutions and add-ons; its dependency on its customers renewing their subscriptions; the low volume of business Cellebrite conducts via e-commerce; risks associated with the use of artificial intelligence; the risk of requiring additional capital to support the growth of its business; risks associated with higher costs or unavailability of materials used to create its hardware product components; fluctuations in foreign currency exchange rates; lengthy sales cycle for some of Cellebrite’s solutions; near term declines in new or renewed agreements; risks associated with inability to retain qualified personnel and senior management; the security of Cellebrite’s operations and the integrity of its software solutions; risks associated with the negative publicity related to Cellebrite’s business and use of its products; risks related to Cellebrite’s intellectual property; the regulatory constraints to which Cellebrite is subject; risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer and an emerging growth company; market volatility in the price of Cellebrite’s shares; changing tax laws and regulations; risks associated with joint, ventures, partnerships and strategic initiatives; risks associated with Cellebrite’s significant international operations; risks associated with Cellebrite’s failure to comply with anti-corruption, trade compliance, anti-money-laundering and economic sanctions laws and regulations; risks relating to the adequacy of Cellebrite’s existing systems, processes, policies, procedures, internal controls and personnel for Cellebrite’s current and future operations and reporting needs; and other factors, risks and uncertainties set forth in the section titled “Risk Factors” in Cellebrite’s annual report on Form 20-F filed with the SEC on April 27, 2023 and in other documents filed by Cellebrite with the U.S. Securities and Exchange Commission (“SEC”), which are available free of charge at www.sec.gov. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, in this communication or elsewhere. Cellebrite undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Contacts:

Investor Relations

Andrew Kramer

Vice President, Investor Relations

investors@cellebrite.com

+1 973.206.7760

Media

Victor Cooper

Sr. Director of Corporate Communications + Content Operations

Victor.cooper@cellebrite.com

+1 404.804.5910

Cellebrite DI Ltd.

First-Quarter 2023 Results Summary

(U.S Dollars in thousands)

	For the three months ended
	March 31,
	2023	2022
	(Unaudited)	(Unaudited)
Revenue	71,234	62,385
Gross profit	58,828	51,402
Gross margin	82.6%	82.4%
Operating income (loss)	136	(1,946)
Operating margin	0.2%	(3.1)%
Net (loss) income	(40,605)	55,438
Cash flow from operating activities	12,476	(10,537)

Non-GAAP Financial Data:
Operating income	5,653	2,634
Operating margin	7.9%	4.2%
Net income	6,899	1,420
Adjusted EBITDA	7,304	4,082
Adjusted EBITDA margin	10.3%	6.5%

Cellebrite DI Ltd.

Condensed Consolidated Balance Sheets

(U.S. Dollars in thousands)

	March 31,	December 31,
	2023	2022
	Unaudited	Audited
Assets
Current assets
Cash and cash equivalents	$98,972	$87,645
Short-term deposits	54,740	51,335
Marketable securities	48,938	44,643
Trade receivables (net of allowance for doubtful accounts of $1,264 and $1,904 as of March 31, 2023 and December 31, 2022, respectively)	69,594	78,761
Prepaid expenses and other current assets	20,259	17,085
Contract acquisition costs	6,377	6,286
Inventories	11,405	10,176
Total current assets	310,285	295,931

Non-current assets
Other non-current assets	2,657	1,731
Marketable securities	18,521	22,125
Deferred tax assets, net	11,894	12,511
Property and equipment, net	16,725	17,259
Intangible assets, net	10,458	11,254
Goodwill	26,829	26,829
Operating lease right-of-use assets, net	15,320	15,653
Total non-current assets	102,404	107,362
Total assets	$412,689	$403,293

Liabilities and shareholders’ equity

Current Liabilities
Trade payables	$4,918	$4,612
Other accounts payable and accrued expenses	37,198	45,453
Deferred revenues	157,903	152,709
Operating lease liabilities	4,723	5,003
Total current liabilities	204,742	207,777

Long-term liabilities
Other long term liabilities	5,577	5,394
Deferred revenues	48,384	42,173
Restricted Sponsor Shares liability	28,574	17,532
Price Adjustment Shares liability	46,126	26,184
Warrant liability	29,824	20,015
Operating lease liabilities	10,105	10,353
Total long-term liabilities	168,590	121,651
Total liabilities	$373,332	$329,428

Shareholders’ equity
Share capital	* )	* )
Additional paid-in capital	(119,061)	(125,624)
Treasury share, NIS 0.00001 par value; 41,776 ordinary shares	(85)	(85)
Accumulated other comprehensive (loss) income	(135)	331
Retained earnings	158,638	199,243
Total shareholders’ equity	39,357	73,865
Total liabilities and shareholders’ equity	$412,689	$403,293

*)	Less than 1 USD

Cellebrite DI Ltd.

Condensed Consolidated Statements of Income

(U.S Dollars in thousands, except share and per share data)

	For the three months ended
	March 31,
	2023	2022
	(Unaudited)	(Unaudited)
Revenue:
Subscription services	$47,367	$36,361
Term-license	13,915	11,824
Total subscription	61,282	48,185
Other non-recurring*	2,918	5,972
Professional services	7,034	8,228
Total revenue	71,234	62,385

Cost of revenue:
Subscription services	4,492	3,768
Term-license	2	250
Total subscription	4,494	4,018
Other non-recurring*	2,981	2,207
Professional services	4,931	4,758
Total cost of revenue	12,406	10,983

Gross profit	$58,828	$51,402

Operating expenses:
Research and development	21,131	19,576
Sales and marketing	27,601	23,259
General and administrative	9,960	10,513
Total operating expenses	$58,692	$53,348

Operating income (loss)	$136	$(1,946)
Financial (expense) income, net	(38,775)	56,400
(Loss) Income before tax	(38,639)	54,454
Tax expense (income)	1,966	(984)
Net (Loss) income	$(40,605)	$55,438

(Loss) earnings per share
Basic	$(0.21)	$0.29
Diluted	$(0.21)	$0.27

Weighted average shares outstanding
Basic	186,338,076	180,545,126
Diluted	198,184,236	196,142,739

Other comprehensive (loss) income:
Unrealized loss on hedging transactions	(44)	(1,150)
Unrealized income (loss) on marketable securities	177	(49)
Currency translation adjustments	(598)	402
Total other comprehensive loss, net of tax	(465)	(797)
Total other comprehensive (loss) income	$(41,070)	$54,641

*	Other non-recurring is composed of hardware sales, usage fees and perpetual licenses, and was previously referred to “Perpetual license and other.” Changing the name for this type of revenue reflects that perpetual license revenue has declined to relatively insignificant levels with hardware sales now representing the majority of this type of revenue.

Cellebrite DI Ltd.

Condensed Consolidated Statements of Cash Flow

(U.S Dollars in thousands, except share and per share data)

	For the three months ended
	March 31,
	2023	2022
	(Unaudited)	(Unaudited)
Cash flow from operating activities:
Net (loss) income	$(40,605)	$55,438
Adjustments to reconcile net income to net cash provided by operating activities:
Share based compensation and RSUs	4,457	2,858
Amortization of premium, discount and accrued interest on marketable securities	(171)	17
Depreciation and amortization	2,447	2,112
Interest income from short term deposits	(684)	(62)
Deferred income taxes	560	(924)
Remeasurement of warrant liability	9,809	(17,083)
Remeasurement of Restricted Sponsor Shares	11,042	(13,506)
Remeasurement of Price Adjustment Shares liabilities	19,942	(25,759)
Decrease in trade receivables	9,627	7,015
Increase (decrease) in deferred revenue	10,468	(5,916)
Increase in other non-current assets	(927)	(33)
(Increase) decrease in in prepaid expenses and other current assets	(3,637)	750
Changes in operating lease assets	1,367	—
Changes in operating lease liability	(1,562)	—
Increase in inventories	(1,225)	(1,347)
Increase (decrease) in trade payables	264	(352)
Decrease in other accounts payable and accrued expenses	(8,879)	(11,085)
Increase (decrease) in other long-term liabilities	183	(2,660)
Net cash provided by (used in) operating activities	12,476	(10,537)

Cash flows from investing activities:

Purchases of property and equipment	(1,064)	(2,305)
Investment in marketable securities	(16,352)	(29,276)
Proceeds from maturity of marketable securities	16,073	—
Investment in short term deposits	(16,000)	(7,000)
Redemption of short term deposits	13,279	25,181
Net cash used in investing activities	(4,064)	(13,400)

Cash flows from financing activities:

Exercise of options to shares	2,106	3,627
Proceeds from Employee Share Purchase Plan, net	624	—
Net cash provided by financing activities	2,730	3,627

Net increase (decrease) in cash and cash equivalents	11,142	(20,310)
Net effect of Currency Translation on cash and cash equivalents	185	56
Cash and cash equivalents at beginning of period	87,645	145,973
Cash and cash equivalents at end of period	$98,972	$125,719

Supplemental cash flow information:
Income taxes paid	$3,625	$1,287
Non-cash activities
Purchase of property and equipment	$—	$133

Cellebrite DI Ltd.

Reconciliation of GAAP to Non-GAAP Financial Information

(U.S Dollars in thousands, except share and per share data)

	For the three months ended
	March 31,
	2023	2022
	Unaudited	Unaudited

Cost of revenue	$12,406	$10,983
Less:
Share based compensation	386	246
Acquisition related costs	13	—
Non-GAAP cost of revenue	$12,007	$10,737

	For the three months ended
	March 31,
	2023	2022
	Unaudited	Unaudited

Gross profit	$58,828	$51,402
Share based compensation	386	246
Acquisition related costs	13	-
Non-GAAP gross profit	$59,227	$51,648

	For the three months ended
	March 31,
	2023	2022
	Unaudited	Unaudited

Operating expenses	$58,692	$53,348
Less:
Share based compensation	4,071	2,612
Amortization of intangible assets	796	664
Acquisition related costs	251	1,058
Non-GAAP operating expenses	$53,574	$49,014

	For the three months ended
	March 31,
	2023	2022
	Unaudited	Unaudited

Operating income (loss)	$136	$(1,946)
Share based compensation	4,457	2,858
Amortization of intangible assets	796	664
Acquisition related costs	264	1,058
Non-GAAP operating income	$5,653	$2,634

Cellebrite DI Ltd.

Reconciliation of GAAP to Non-GAAP Financial Information

(U.S Dollars in thousands, except share and per share data)

	For the three months ended
	March 31,
	2023	2022
	Unaudited	Unaudited

Net (loss) income	$(40,605)	$55,438
One time tax income	—	(1,825)
Share based compensation	4,457	2,858
Amortization of intangible assets	796	664
Acquisition related costs	264	1,058
Tax expense (income)	1,194	(425)
Finance expense (income) from financial derivatives	40,793	(56,348)
Non-GAAP net income	$6,899	$1,420

Non-GAAP Earnings per share:
Basic	$0.04	$0.01
Diluted	$0.03	$0.01

Weighted average shares outstanding:
Basic	186,338,076	180,545,126
Diluted	198,184,236	196,142,739

	For the three months ended
	March 31,
	2023	2022
	Unaudited	Unaudited

Net (loss) income	$(40,605)	$55,438
Financial expense (income), net	38,775	(56,400)
Tax expense (income)	1,966	(984)
Share based compensation	4,457	2,858
Amortization of intangible assets	796	664
Acquisition related costs	264	1,058
Depreciation expenses	1,651	1,448
Adjusted EBITDA	$7,304	$4,082